SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._____)

JPAK GROUP, INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

92832T107
(CUSIP Number)

Brian Pak Lun Mok
17/F, Beautiful Group Tower
77 Connaught Road, Central, Hong Kong

Telephone: (852) 3583 3340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP Number __________

(1)  Name of Reporting Persons:  Brian Pak Lun Mok
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

 (4)  Source of Funds (See Instructions)  OO

(5) Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  Hong Kong SAR, the People’s Republic of China

Number of Shares	(7) Sole Voting Power: 55.51%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 55.51%

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  20,186,888 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
        Instructions).

(13) Percent of Class Represented by Amount in Row (11): 55.51%

(14) Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Jpak Group, Inc., a Nevada corporation (the “Company”).

The Company's principal offices are located at 15 Xinghua Road, Qingdao, Shandong Province, Postal Code 266401, People’s Republic of China.

Item 2.  Identity and Background.

(a)
This statement (this "Statement") is being filed by Brian Pak Lun Mok (referred to herein as the “Filer” or “Mr. Mok”), the sole shareholder and director of Joyrich Group Limited (“Joyrich”), a British Virgin Islands (“BVI”) company, and Fabregas Group Limited (“Fabregas”), a BVI company.  Joyrich and Fabregas own 17,023,700 shares and 3,163,188 shares of Jpak’s voting stock, respectively. Mr. Mok has sole voting and dispositive power with respect to all of these shares.

(b)	Mr. Mok’s principal place of business is located at 17/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong.

(c)	Mr. Mok’s principal occupation is as an advisor, which he conducts at Jpak Group Inc. and Grand International Industrial Limited.

(d)	During the past five years, Mr. Mok has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
 During the past five years, Mr. Mok has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Mr. Mok is a citizen of Hong Kong SAR, the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a share exchange transaction between the Issuer, Jpak Group Co., Ltd.– a private holding company established under the laws Cayman Islands (“Jpak Cayman”) and the shareholders of Jpak Cayman (namely Joyrich, Fabregas , Statepro, Raytech Investments Limited, a BVI company, and Capital American Markets Limited, a BVI company), pursuant to which all the shares of Jpak Cayman were transferred to the Issuer and Jpak Cayman became a wholly-owned subsidiary of ours, and at the same time the shareholders of Jpak Cayman were issued 23,005,000 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction

Joyrich and Fabregas received the shares disclosed herein to affect the Share Exchange. Mr. Stewart Shiang Lor (“Mr. Lor”) was the sole shareholder and director of Joyrich and Fabregas. Pursuant to two Share Purchase Agreements, both dated November 19, 2010, Mr. Lor transferred 100% of ownership in both Joyrich and Fabregas to Mr. Mok.

Item 5.  Interest in Securities of the Issuer

(a)	The Filer beneficially owns 20,186,888 (the “Shares”) of the 36,368,334 outstanding common shares of the Company.

(b)	The Filer has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.

(c)	Other than the transfer described herein, the Filer has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	No other person is known to the Filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Lor and Mr. Mok entered into two Share Purchase Agreements, both dated November 19, 2010, pursuant to which Mr. Lor would transfer 100% of ownership in both Joyrich and Fabregas to Mr. Mok.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 7.1                      Share Purchase Agreement, between Brian Pak Lun Mok and Stewart Shiang Lor regarding the purchase and sale of shares of Febregas Group Limited, dated November 19, 2010;

Exhibit 7.2                      Share Purchase Agreement, between Brian Pak Lun Mok and Stewart Shiang Lor regarding the purchase and sale of shares of Joyrich Group Limited, dated November 19, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2010

Signature:  /s/ Brian Pak Lun Mok
Name/Title: Brian Pak Lun Mok, Director